UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer s ID (CNPJ/MF): 04.032.433/0001-80
Company Registry ID (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, November 22, 2010 - Pursuant to CVM Official Letter CVM/SGE/001/03 of January 22, 2003, and to Article 12, caput, of CVM instruction 358 of January 3, 2002, Contax Participações S.A. ( Company ) (Bovespa: CTAX3 and CTAX4) hereby announces that it has received a letter dated November 22, 2010 from Fundação Petrobras de Seguridade Social - PETROS, the pension fund for Petrobras's employees, announcing that it now holds 198,696,395 common shares of CTX PARTICIPAÇÕES S.A., meaning it has reached a relevant shareholding of more than 5.0% of CTX's capital stock, without changing the company's shareholding or administrative structure.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S.A.

CTX PARTICIPAÇÕES S.A.
Publicly Held Company
INDIVIDUAL TAXPAYER S ID (CNPJ) 09.601.322/0001-60
COMPANY REGISTRY ID (NIRE) 3330028691-8

NOTICE TO THE MARKET

Pursuant to Article 12, paragraph 6, of CVM instruction 358 and in addition to the notice to the market dated 06/21/2010, CTX Participações S.A. announces that it has received a letter from one of its shareholders, Fundação Petrobras de Seguridade Social - PETROS, the pension fund for Petrobras's employees, stating the following:

In accordance with Article 12 of CVM Instruction 358 of January 3, 2002 (amended by CVM Instructions 369/2002 and 449/2007), which addresses the disclosure of information on the acquisition and sale of relevant shareholding, we announce that on November 18, 2010 Petros concluded the operation for acquisition of 198,696,395 common shares of CTX PARTICIPAÇÕES S.A. As a result of this acquisition, Petros's shareholding has exceeded 5% of the Company's capital stock.

2. The table below shows Petros's shareholding following the aforementioned acquisition:

CTX PARTICIPAÇÕES S.A.
Petros s shareholding	Before the	Shares acquired at	After the Auction
	Auction	the Share Auction
Number of shares
	74,992,542	198,696,395	273,688,937

3. Fundação Petrobras de Seguridade Social Petros is a closely-held private pension institution headquartered at Rua do Ouvidor, 98, Centro, in the City and State of Rio de Janeiro, postal code (CEP) 20040-030, registered in the roll of corporate taxpayers under number 34.053.942/0001-50.

4. The purpose of the acquisition of shareholding is the long-term investment in CTX in order to obtain financial gains arising from its expected growth. Said acquisition does not aim to change the Company's shareholding or administrative structure, given that Petros is already a part of the Company's Controlling Block and a signatory of the Shareholders Agreement duly filed in the Company's headquarters.

5. It is worth pointing out that Petros has neither subscription warrants nor share subscription and call option rights, nor does it hold convertible debentures issued by CTX.

6. For any additional information or comments that you may deem necessary on the matter, please contact us and we will give you the contact information: Luís Carlos Fernandes Afonso, e-mail:: lcafonso@petros.com.br, or by telephone at +55 21 2506-0587 or +55 21 2506-0588."

Rio de Janeiro, November 22, 2010.

Pedro Jereissati
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.